SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOVEMBER TRAFFIC DOWN 82% TO 2.0m GUESTS
DUE TO THE IMPACT OF COVID-19 TRAVEL RESCRICTIONS

Ryanair Holdings plc today (2 Dec) released November traffic statistics as follows:

	2019	2020	Growth
Ryanair Group	10.9m	2.0m	-82%

Rolling Annual	151.6m	61.4m	-60%

ENDS

For further information
please contact:                            Alejandra Ruiz                      Piaras Kelly
                                                     Ryanair DAC                         Edelman Ireland
                                                     Tel: +353-1-9451799              Tel: +353-1-6789333
                                                     press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 December, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary